As filed with the Securities and Exchange Commission on June 25, 2012

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The China Fund, Inc.

(Name of Subject Company (Issuer))

The China Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

169373107

(CUSIP Number of Class of Securities)

The China Fund, Inc.

c/o State Street Bank and Trust Company

2 Avenue de Lafayette

P.O. Box 5049

Boston, Massachusetts 02206-5049

Attention: Tracie A. Coop, Secretary

1-888-246-2255

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019-6131

(212) 878-8849

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$133,255,508.05(a)	$15,271.08(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 5,662,664 shares of common stock of the Fund (25% of the total number of shares outstanding on June 15, 2012) by $23.53 (99% of the net asset value per share of $23.77 as of the close of ordinary trading on the New York Stock Exchange on June 15, 2012).
(b)	Calculated at $114.60 per $1,000,000 of the Transaction Value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,271.08	Filing Party: The China Fund, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 22, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Explanatory Note

The China Fund, Inc. (the “Fund”) is filing this Amendment No. 1 to its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2012. This Amendment is being filed to correct an error in the press release included as Exhibit (a)(5)(iii), which improperly states that the Offer to Repurchase, related Letter of Transmittal and other documents were to be filed with the Commission and mailed to record holders on or about May 15, 2012. The actual date that the Offer to Repurchase, related Letter of Transmittal and other documents are to be filed with the Commission and mailed to record holders is June 22, 2012. Other than the error described above, no other statement, amount or other disclosure has been changed from those presented in the Tender Offer Statement on Schedule TO, originally filed by the Fund on June 22, 2012, nor does this Amendment reflect any events occurring after the date of the original filing.

Item 12.	Exhibits.

(a)(5)(iii)	Text of press release dated and issued on June 22, 2012.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CHINA FUND, INC.

/s/ Adam Phua
Name:	Adam Phua
Title:	President

Dated: June 25, 2012